# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elicio Therapeutics, Inc., CIK 0001601485
CUSIP: 28657F103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 451 D STREET, 5TH FLOOR, SUITE 501, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001068238-24-000167
Filed by CIK 0001979324
Persons authorized to receive notices and communications: GKCC, LLC, 501 Silverside Road, Suite 87AVA, Wilmington, Delaware (DE), 19809, (302) 992-8882

## Reporting persons
- Yekaterina Chudnovsky (CIK 0001979324): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,657,539; shared voting power 0; sole dispositive power 9,657,539; shared dispositive power 0; aggregate amount beneficially owned 9,657,539 (48.1% of the class)
  Comment: The number of shares beneficially owned with sole voting and sole dispositive power consists of (a) 8,625 shares of the common stock, par value $0.01 per share ("Common Stock") of Elicio Therapeutics, Inc. (the "Issuer"), (b) 5,416,212 shares of Common Stock held directly by GKCC, LLC ("GKCC"), (c) 2,632,702 shares of Common Stock underlying pre-funded warrants ("Pre-Funded Warrants") exercisable within 60 days, and (d) 1,600,000 shares of Common Stock underlying common warrants ("Common Warrants") exercisable within 60 days.
  
  Percentage ownership is based on (a) 12,361,340 shares of Common Stock of the Issuer outstanding as of March 5, 2025, as reported by the Issuer to the Reporting Persons, (b) 3,500,573 shares of Common Stock issued upon conversion of that certain Senior Secured Promissory Note (the "Convertible Note") due 2026 pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") with an outstanding principal amount of $20,000,000 and a conversion price of $5.81, (c) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days and (d) 1,600,000 shares of Common Stock underlying Common Warrants exercisable within 60 days.
- GKCC, LLC (CIK 0001977769): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 9,648,914; sole dispositive power 0; shared dispositive power 9,648,914; aggregate amount beneficially owned 9,648,914 (48% of the class)
  Comment: The number of shares beneficially owned with shared voting and shared dispositive power includes (a) 5,416,212 shares of Common Stock held directly by GKCC, LLC ("GKCC"), (b) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days, and (c) 1,600,000 shares of Common Stock underlying Common Warrants exercisable within 60 days. The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares.
  
  Percentage ownership is based on (a) 12,361,340 shares of Common Stock of the Issuer outstanding as of March 5, 2025, as reported by the Issuer to the Reporting Persons, (b) 3,500,573 shares of Common Stock issued upon conversion the Convertible Note, (c) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days and (d) 1,600,000 shares of Common Stock underlying Common Warrants exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Elicio Therapeutics, Inc.
Address of issuer's principal executive offices: 451 D STREET, 5TH FLOOR, SUITE 501, BOSTON, Massachusetts (MA), 02210
Comment:
Explanatory Note:

This Amendment No. 5 ("Amendment") amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 14, 2023 (as amended to date, the "Original Statement"), which relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Elicio Therapeutics, Inc. (the "Issuer"). Except as otherwise described herein, the information contained in the Original Statement remains in effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On August 12, 2024, the Issuer entered into the Purchase Agreement pursuant to which the Issuer issued a 3.0% Senior Secured Convertible Promissory Note due February 15, 2026 (the "Convertible Note") in the principal amount of $20.0 million. The purchaser of the Convertible Note is GKCC (the "Purchaser"), an entity controlled by Ms. Chudnovsky, a member of the board of directors of the Issuer. The transaction was consummated on August 12, 2024 (the "Closing Date").

On November 21, 2024, the Issuer held its 2024 annual meeting of stockholders (the "Annual Meeting"). At the Annual Meeting the Issuer's stockholders approved a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635(b), the issuance of shares of Common Stock upon the exercise of the Pre-Funded Warrants and Common Warrants and upon conversion of the Convertible Note (the "Nasdaq Proposal"). As a result of the approval of the Nasdaq Proposal, the 19.99% beneficial ownership limitations previously included in each of the Pre-Funded Warrants, Common Warrants, and Convertible Note were eliminated, enabling the Purchaser to acquire and hold greater than 19.99% of the outstanding equity of the Issuer.

On March 3, 2025, the Issuer notified the Purchaser of the Issuer's intention to require the Purchaser to convert all of the Convertible Note, including any accrued but unpaid interest into shares of Common Stock, pursuant to the terms of the Convertible Note. On March 5, 2025, the Convertible Note was converted into 3,500,573 shares of Common Stock based upon a conversion price of $5.81 per share of Common Stock and an outstanding principal balance of approximately $20.3 million of the Convertible Note.

The foregoing summary of certain terms of the Purchase Agreement and Convertible Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Convertible Note (including the schedule and annex thereto), which are attached hereto as Exhibits 1 and 2 respectively and are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

(a) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, Ms. Chudnovsky may be deemed to beneficially own, in the aggregate, 9,657,539 shares of Common Stock, which represents approximately 48.1% of the shares of Common Stock outstanding.

Ms. Chudnovsky's beneficial ownership consists of (i) 8,625 shares of Common Stock held directly by Ms. Chudnovsky, (ii) 5,416,212 shares of Common Stock held directly by GKCC, LLC, (c) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days, and (d) 1,600,000 shares of Common Stock underlying Common Warrants exercisable within 60 days.

The foregoing beneficial ownership percentages are based upon (i) a total of 12,361,340 shares of Common Stock of the Issuer outstanding as of March 5, 2025, as reported by the Issuer to the Reporting Persons, (ii) 3,500,573 shares of Common Stock issued upon conversion the Convertible Note, (c) 2,632,702 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days and (d) 1,600,000 shares of Common Stock underlying Common Warrants exercisable within 60 days.
Transactions in the class effected during the past sixty days: (c) The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Securities Purchase Agreement, dated as of August 12, 2024, between Elicio Therapeutics, Inc. and GKCC, LLC (incorporated by reference to Exhibit 10.1 to Elicio Therapeutics, Inc.'s Form 8-K filed on August 12, 2024).

2. Form of Promissory Note (incorporated by reference to Exhibit 4.1 to Elicio Therapeutics, Inc.'s Form 8-K filed on August 12, 2024).

## Signatures
- Yekaterina Chudnovsky: /s/ Yekaterina Chudnovsky, Yekaterina Chudnovsky (03/06/2025)
- GKCC, LLC: /s/ Yekaterina Chudnovsky, Yekaterina Chudnovsky, Manager (03/06/2025)